Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110594

Pricing Supplement
 To Prospectus dated December 1, 2003 and
Prospectus Supplement dated December 1, 2003

United Mexican States

U.S. $40,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue

U.S. $1,500,000,000
6.75% Global Notes due 2034

     The notes will mature on September 27, 2034. Mexico will pay interest on the notes on March 27 and September 27 of each year, commencing March 27, 2005.

     The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

     The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 4 of the accompanying prospectus dated December 1, 2003, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

     Application has been made to list the notes on the Luxembourg Stock Exchange.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Mexico,
	Public (1)	Discounts	before expenses
Per note	98.384%	0.40%	97.984%
Total	U.S. $1,475,760,000	U.S. $6,000,000	U.S. $1,469,760,000

(1) Plus accrued interest, if any, from September 27, 2004.

     We expect that delivery of the notes will be made on or about September 27, 2004.

Joint Lead Managers

Bear, Stearns & Co. Inc.		Morgan Stanley

Co-Managers

Banc of America Securities LLC	Credit Suisse First Boston	UBS Investment Bank

September 22, 2004

Pricing Supplement

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-10
Taxation	S-23
Plan of Distribution	S-30
Glossary	S-34
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

     This pricing supplement supplements the accompanying prospectus supplement dated December 1, 2003, relating to Mexico’s U.S. $40,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 1, 2003 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES

     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $1,500,000,000

Issue Price:	98.384%

Issue Date:	September 27, 2004

Maturity Date:	September 27, 2034

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $1,000 and integral multiples thereof

Form:	Registered; Book-Entry

Interest Rate:	6.75% per year, accruing from September 27, 2004

Interest Payment Dates:	Semi-annually on March 27 and September 27 of
each year, commencing on March 27, 2005

Regular Record Dates:	The March 12 or September 12 of each year
preceding the relevant interest payment date.

Optional Redemption:	☐Yes ☒No

Optional Repayment:	☐Yes ☒No

Indexed Note:	☐Yes ☒No

Foreign Currency Note:	☐Yes ☒No

Managers:	Bear, Stearns & Co. Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Credit Suisse First Boston LLC
UBS Securities LLC

Purchase Price:	97.984%

Method of Payment:	Wire transfer of immediately available
funds to an account designated by Mexico.

Listing:	Application has been made to list the
notes on the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	91086QAS7

ISIN:	US 91086QAS75

Common Code:	020218118

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico's outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 4 of the accompanying prospectus dated December 1, 2003.

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2002. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

     According to preliminary figures, during 2003, Gross Domestic Product (“GDP”) increased by 1.3% in real terms, as compared with 2002. The financial services, insurance and real estate sector grew by 4.3%, the electricity, gas and water sector grew by 1.1% and the transportation, storage and communications sector grew by 3.3%, each in real terms. The construction sector grew by 3.4% and the community, social and personal services sector grew by 0.5%, each in real terms. The mining, petroleum and gas sector grew by 3.7%, the agriculture, livestock, fishing and forestry sector grew by 3.9% and the commerce, hotels and restaurants sector grew by 1.3%, each in real terms. The manufacturing sector decreased by 2.0% in real terms.

     According to preliminary figures, GDP increased by 3.9% in real terms during the first six months of 2004, as compared with the same period of 2003. The transportation, storage and communications sector grew by 8.2%, the agriculture, livestock, fishing and forestry sector grew by 5.1%, the financial services, insurance and real estate sector grew by 5.0% and the construction sector grew by 4.4%, each in real terms. The manufacturing sector grew by 4.0%, the commerce, hotels and restaurants sector grew by 4.0%, the mining, petroleum and gas sector grew by 2.4%, the community, social and personal services sector grew by 1.1% and the electricity, gas and water sector grew by 0.8%, each in real terms.

Prices and Wages

     Inflation during 2003 was 4.0%, 1.7 percentage points lower than during 2002. Inflation for the eight months ended August 31, 2004 was 2.5%, 0.8 percentage points higher than during the same period of 2003.

Interest Rates

     During 2003, interest rates on 28-day Cetes averaged 6.23% and interest rates on 91-day Cetes averaged 6.51%, as compared with average rates on 28-day Cetes and 91-day Cetes of 7.09% and 7.46%, respectively, during 2002. Domestic interest rates were at historically low levels during 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets. During the eight months ended August 31, 2004, interest rates on 28-day Cetes averaged 6.25% and interest rates on 91-day Cetes averaged 6.51%, as compared with average rates on 28-day Cetes and 91-day Cetes of 6.73% and 7.02%, respectively, during the same period of 2003. On September 21, 2004, the 28-day Cetes rate was 7.31% and the 91-day Cetes rate was 7.74%.

Principal Sectors of the Economy

Manufacturing

     According to preliminary figures, the manufacturing sector decreased by 2.0% in real terms during 2003, as compared to 2002. Basic metal industries grew by 3.4%, non-metallic mineral products grew by 0.7%, chemical products, petroleum derivatives, rubber and plastic products grew by 1.8%, food, beverages and tobacco grew by 1.2% and wood industry and its derivatives grew by 0.2%, each in real terms. In contrast, paper, paper products and printing decreased by 1.7%, metallic products, machinery and equipment decreased by 5.9%, textiles, garments and leather decreased by 8.9% and other manufacturing industries decreased by 8.3%, each in real terms.

     According to preliminary figures, the manufacturing sector grew by 4.0% in real terms in the first six months of 2004, as compared to the same period of 2003. All manufacturing sectors experienced growth in the first six months of 2004. Basic metal industries grew by 6.2%, metallic products, machinery and equipment grew by 5.5%, non-metallic mineral products grew by 4.0% and chemical products, petroleum derivatives, rubber and plastic products grew by 3.6%. Textiles, garments and leather grew by 2.3%, food, beverages and tobacco grew by 2.0%, paper, paper products and printing grew by 1.1%, wood industry and derivatives grew by 0.2% and other manufacturing industries grew by 19.1%, each in real terms.

Petroleum and Petrochemicals

     Financial Results for 2003

     Based on the consolidated results of Petróleos Mexicanos, the subsidiary entities (i.e., Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex-Petroquímica (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its consolidated subsidiary companies, “PEMEX”)) and Petróleos Mexicanos’ consolidated subsidiary companies, total sales revenues (expressed in constant pesos with purchasing power at December 31, 2003 and calculated net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) for 2003 amounted to Ps. 531.4 billion, an increase of 35.4% as compared with total sales revenues (net of the IEPS Tax) during 2002 of Ps. 392.4 billion, primarily as a result of a 37.3% increase in domestic sales attributable to increased prices and higher sales volumes and a 33.2% increase in export sales.

     During 2003, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”), Petróleos Mexicanos’ marketing subsidiary, to its affiliates and to third parties (excluding the trading activities of PMI and its affiliates) increased by 34.4% in peso terms from Ps. 151.2 billion in 2002 to Ps. 203.2 billion in 2003, mainly due to an increase in the average price of crude oil exports, an increase in sales volumes and the depreciation of the peso against the dollar. The weighted average price per barrel of crude oil that Pemex-Exploración y Producción sold to PMI for export in 2003 was U.S. $24.80, 16.1% higher than the weighted average price of U.S. $21.37 in 2002. Domestic sales (net of the IEPS Tax) increased by 37.3%, from Ps. 213.6 billion in 2002 to Ps. 293.2 billion in 2003, due to an increase in sales volumes and prices.

     During 2003, PEMEX’s net loss, as calculated in accordance with Mexican GAAP, amounted to Ps. 40.6 billion, as compared with a net loss during 2002 of Ps. 24.6 billion. This 65.0% increase in losses was primarily due to foreign exchange losses of Ps. 21.1 billion as a result of the depreciation of the peso against the U.S. dollar, which was partially offset by a monetary gain of Ps. 11.5 billion and a net balance between other revenues and expenses of Ps. 3.0 billion, as well as a 21.8% increase in taxes and duties paid to the Mexican Government.

     Financial Results for the First Six Months of 2004

     PEMEX’s total sales revenues (expressed in constant pesos with purchasing power at June 30, 2004 and calculated net of the IEPS Tax) for the first six months of 2004 amounted to Ps. 318.1 billion, an increase of 16.6% as compared with total sales revenues (net of the IEPS Tax) during the first six months of 2003 of Ps. 272.7 billion.

     Total consolidated export sales increased by 15.4% in peso terms from Ps. 124.2 billion in the first six months of 2003 to Ps. 143.3 billion in the first six months of 2004. During the first six months of 2004, export sales by the subsidiary entities to PMI, to PMI’s affiliates and to third parties increased by 20.4% in peso terms, from Ps. 99.0 billion in the first six months of 2003 to Ps. 119.2 billion in the first six months of

2004. Domestic sales (net of the IEPS Tax) increased by 17.7% in the first six months of 2004, from Ps. 148.5 billion in the first six months of 2003 to Ps. 174.8 billion in the first six months of 2004, due to increased unit prices and higher sales volumes.

     During the first six months of 2004, the net loss of PEMEX, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 19.9 billion, as compared with a Ps. 4.1 billion net loss during the first six months of 2003. This 385.5% increase in losses was attributable primarily to the recognition of a new accounting standard, which resulted in a loss of Ps. 13.9 billion, a 209.2% increase in PEMEX’s comprehensive financing cost due to an increase in total debt and the continued devaluation of the peso and a 12.3% increase in duties and taxes paid.

     Set forth below is selected summary operating data relating to Petróleos Mexicanos and the subsidiary entities.

	Year ended December 31,		Six months ended June 30,
	2002	2003	2003	2004
Operating Highlights
Monthly average production
Crude oil (tbpd)	3,177	3,371	3,328	3,402
Natural gas production (mmcfpd)	4,423	4,498	4,433	4,564
Refined products(1) (tbpd)	1,481	1,556	1,581	1,601
Petrochemicals(2) (mtpy)	9,880	10,296	5,011	5,249
Monthly average crude oil exports (tbpd)
Olmeca	245	219	207	219
Isthmus	46	24	32	6
Maya(3)	1,411	1,617	1,554	1,613

Total	1,702	1,860	1,793	1,838
Crude oil exports
(value in millions of U.S. dollars).	$13,276	$16,692	$8,293	$9,680
Monthly average PEMEX crude oil export prices per barrel(4)(5) (value in U.S. dollars)
Olmeca	$24.87	$29.32	$29.42	$34.97
Isthmus	23.48	28.08	27.31	34.40
Maya	20.71	24.15	23.98	27.73
Weighted average price(6)	$21.37	$24.80	$24.64	$28.57
Monthly average West Texas Intermediate crude oil average price per barrel(7) (value in U.S. dollars)	$26.09	$30.72	$31.47	$36.82

tbpd = thousands of barrels per day mmcfpd = millions of cubic feet per day mtpy = thousands of tons per year

(1)	Includes natural gas liquids of 205 tbpd, 212 tbpd, 212 tbpd and 228 tbpd processed by Pemex-Gas and Basic Petrochemicals in the years ended 2002 and 2003 and in the first six months of 2003 and 2004, respectively.

(2)	Excludes ethane and butane gases.

(3)	Includes Altamira crude oil, which is recorded as a separate category for annual, but not interim, sales.

(4)	Subject to adjustment to reflect the percentage of water in each shipment.

(5)	Average price during period indicated.

(6)	On September 22, 2004, the spot price for the PEMEX crude oil basket (the weighted average price of the crude oil that PEMEX exports) was U.S. $36.77 per barrel.

(7)	On September 22, 2004, the spot price for West Texas Intermediate crude oil was U.S. $48.28 per barrel.

Sources: December 2002 and December 2003 Indicadores Petroleros and P.M.I. Comercio Internacional, S.A. de C.V.

     Reserves

     Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.7% in 2003, from 17.2 billion barrels of oil equivalent at December 31, 2002 to 16.0 billion barrels of oil equivalent at December 31, 2003. Mexico’s total proved developed and undeveloped dry gas reserves decreased by less than one percent in 2003, from 15.0 trillion cubic feet at December 31, 2002 to 14.9 trillion cubic feet at December 31, 2003.

     The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2002	2003
Proved developed and undeveloped reserves	(in millions of barrels)
At January 1	18,767	17,196
Revisions	(247)	120
Extensions and discoveries(2)	(36)	84
Production	(1,288)	(1,359)

At December 31	17,196	16,041

Proved developed reserves at December 31	11,725	10,473

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2002	2003
Proved developed and undeveloped reserves	(in billions of cubic feet)
At January 1	16,256	14,985
Revisions	(443)	695
Extensions and discoveries(1)	313	354
Production(2)	(1,141)	(1,184)

At December 31	14,985	14,850

Proved developed reserves at December 31	8,572	8,094

Note:	Numbers may not total due to rounding.

(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)	Natural gas production refers to production of dry gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported production of wet, sour gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

     Capital Expenditures and Investments

     For 2004, the Government approved a budget for 29 long-term productive infrastructure projects (called “PIDIREGAS”), 27 of which will be carried out by Pemex-Exploración y Producción, one of which will be carried out by Pemex-Refinación, and one of which will be carried out by Pemex-Gas y Petroquímica Básica, for a total PIDIREGAS budget of Ps. 123,528 million. The 2004 budget includes approximately Ps. 120,954 million (or 97.9% of the total PIDIREGAS budget) for Pemex-Exploration and Production.

     Exports and Exports Agreements

     Although Mexico is not a member of Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 it has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. In September 2003, OPEC announced that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003. Following this announcement,

Mexico announced that it expected to maintain its crude oil exports at their present levels. In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. As of this date, Mexico has not announced any revisions to its current levels of crude oil exports as a result of this latest announcement by OPEC.

     Taxes and Duties

     PEMEX must pay a number of special hydrocarbon taxes and duties, the rates of which vary from year to year, to the Government. PEMEX is obligated to pay to the Government the Hydrocarbon Duty, which is calculated by applying a rate of 60.8% to the sales revenues of Petróleos Mexicanos and the subsidiary entities from PMI, PMI Trading Ltd., their affiliates and third parties, including the IEPS Tax, but excluding the value added tax.

     Previously, PEMEX paid to the Government a duty on “Excess Gains Revenues”, which was equal to 39.2% of PEMEX’s revenues from crude oil export sales in excess of a threshold crude oil price (which in 2003 was U.S. $18.35 per barrel). Beginning in 2004, PEMEX must instead pay to the Government a duty for “Exploration, Gas, Refining and Petrochemical Infrastructure”, which will be dedicated for investment in infrastructure works for exploration, gas, refining and petrochemicals that will be carried out by PEMEX and its subsidiary entities. Like the prior Excess Gains Revenue Duty, this duty equals 39.2% of PEMEX’s revenues from crude oil export sales in excess of the threshold crude oil price set for that year (which in 2004 is U.S. $20.00 per barrel). Thus, for every dollar exceeding the threshold price, PEMEX must pay to the Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Duty for Exploration, Gas, Refining and Petrochemical Infrastructure so that all revenues above the threshold amount for that year are payable to the Government. However, for the amount up to the threshold price, PEMEX pays only the Hydrocarbon Duty.

     Directors, Senior Management and Employees

     The collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union (the “Union”) is subject to renegotiation every two years, although salaries are reviewed annually. On July 18, 2003, Petróleos Mexicanos and the Union renewed the collective bargaining agreement, effective August 1, 2003 through July 31, 2005. Subsequently, on July 26, 2004, Petróleos Mexicanos and the Union entered into a side agreement, effective August 1, 2004, which provides for a 4% increase in wages and other benefits, as well as an out-of-court settlement of a claim filed in August 2003 by the Union. The payment of certain of the benefits pursuant to this side agreement remains subject to the approval of the Board of Directors of Petróleos Mexicanos and the Ministry of Finance and Public Credit.

     Mexican Government Audits and Other Investigations

     In July 2003, the Office of the Federal Attorney General closed its investigation against certain former officers of Petróleos Mexicanos, including Rogelio Montemayor Seguy (former Director General of Petróleos Mexicanos), Carlos Juaristi Septién (former Corporate Management Director of Petróleos Mexicanos) and Juan José Domene Berlanga (former Chief Financial Officer of Petróleos Mexicanos), with regard to charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. Nevertheless, these former officers continue to be sought by the Federal Courts of Mexico for their alleged commission of the crimes of embezzlement, electoral embezzlement, wrongful use of powers and, in the case of Messrs. Juaristi and Domene, improper exercise of a public service.

     On September 1, 2003, the date on which the newly elected Chamber of Deputies was convened, federal Congressman Carlos Romero Deschamps completed his term and no longer enjoys legislative immunity, which had prevented his prosecution for alleged illegal diversion of PEMEX funds. On

September 22, 2003 and October 1, 2003, a Mexican judge issued two arrest warrants against Mr. Romero Deschamps in connection with the investigation, and, more recently, the same Mexican judge issued formal imprisonment writs which commenced the trial against him. Senator Ricardo Aldana Prieto will complete his term in 2006, and will continue to enjoy legislative immunity unless the Congress strips him of it.

     At a hearing on July 20, 2004, a U.S. federal judge authorized the extradition of Rogelio Montemayor Seguy (former Director General of Petróleos Mexicanos) from the United States to Mexico. On August 5, 2004, Mr. Montemayor’s habeas corpus petition appealing the decision was denied, and on September 2, 2004, U.S. authorities turned him over to officials in Mexico to face charges for the alleged commission of the crimes of embezzlement and wrongful use of powers in connection with the illegal diversion of federal moneys from PEMEX to the Union in 2000.

     The Union has offered to pay, over a period of years, Ps. 1,580 million to PEMEX for the amounts illegally diverted from PEMEX through the transactions under investigation. This offer was accepted by the Board of Directors of PEMEX on September 1, 2003. The federal judge in charge of the case must decide if the acceptance of this offer by PEMEX effectively constitutes restitution of all of the damages caused to PEMEX.

     In 2004, Pemex-Refining submitted a criminal complaint against former officers of Pemex-Refining to the Office of the Federal Attorney General in connection with the negotiation and settlement of a claim with Productos Ecológicos S.A. de C.V. (Proesa) regarding the early termination of a long-term MTBE supply and services contract. Following that submission, the Office of the Federal Attorney General filed charges against these officers for unlawful use of their corporate powers and privileges. A federal judge subsequently issued formal imprisonment writs against former officers Mr. Mario Willars Andrade (former Director General of Pemex-Refining), Mr. Luis Ricardo Bouchot Guerrero and Mr. Cuauhtémoc Arce Herce. The proceeding against Mr. Arce is currently in its evidentiary stages.

     Civil Actions

     In connection with the August 2003 claim filed by the Union against Petróleos Mexicanos before the Federal Council of Conciliation and Arbitration for alleged unpaid benefit payments, the Union and Petróleos Mexicanos agreed to settle this claim out of court and expressly waived any right to further pursue the claim pursuant to the side agreement referenced above under “—Directors, Senior Management and Employees.” On August 3, 2004, the Union withdrew its claim from the Federal Council of Conciliation and Arbitration.

Sugar Industry

     On February 19, 2004, the Supreme Court ruled in favor of claims originally initiated by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”), that the expropriations of four of the 27 total sugar mills expropriated by the Government in 2001 were unconstitutional and ruled that the Government must return the four unconstitutionally expropriated mills to the shareholders of each sugar mill as of the date they were originally expropriated. The claim that that had been initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the ruling. Pursuant to the Supreme Court ruling, the Government returned the four mills to the shareholders of each of the mills. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government. To date, several claims remain pending in the Mexican courts. In addition, GAMI Investment Inc., a U.S. shareholder of one of the companies affected by the expropriation, has submitted a claim under Chapter 11 of the North American Free Trade Agreement. The Government does not believe that the return of the four sugar mills or the pending claims will have a material adverse effect on the Government or its finances.

Financial System

Central Bank and Monetary Policy

     During 2003, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 7.6% in real terms, as compared with 2002. In addition, checking account deposits denominated in pesos increased by 8.1% in real terms during 2003, as compared with 2002.

     During 2003, financial savings increased by 8.7% in real terms, as compared with 2002. Savings generated by Mexican residents increased by 8.6% in real terms and savings generated by non-residents increased by 17.5% in real terms during 2003, each as compared with 2002.

     During the first seven months of 2004, the Ml money supply increased by 10.3% in real terms, as compared with the same period of 2003. In addition, checking account deposits denominated in pesos increased by 5.2% in real terms during the first seven months of 2004, as compared with the same period of 2003.

     During the first seven months of 2004, financial savings increased by 6.8% in real terms, as compared with the same period of 2003. Savings generated by Mexican residents increased by 6.7% in real terms and savings generated by non-residents increased by 10.9% in real terms during the first seven months of 2004, each as compared with the same period of 2003.

     At September 21, 2004, the monetary base totaled Ps. 276.6 billion, a 8.9% nominal decrease from the level of Ps. 303.6 billion at December 31, 2003. Banco de México estimates that the monetary base will total approximately Ps. 338.1 billion at December 31, 2004.

     Banco de México utilizes the “short” mechanism to induce necessary changes in interest rates to achieve inflation objectives. Banco de México has increased the “short” on five occasions during 2004, from Ps. 25 million to Ps. 29 million on February 20, 2004, from Ps. 29 million to Ps. 33 million on March 12, 2004, from Ps. 33 million to Ps. 37 million on April 27, 2004, from Ps. 37 million to Ps. 41 million on July 23, 2004 and from Ps. 41 million to Ps. 45 million on August 27, 2004. These increases were made in response to internal and external factors that could have threatened the achievement of the 3.0% inflation target for 2004.

Banking Supervision and Support

     In May 2002, the Bank Savings Protection Institute, or IPAB, which in 1999 replaced and assumed the assets and liabilities of the Banking Fund for Protection of Savings, or FOBAPROA, announced its intention to initiate a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which were suspended pending resolution of the suits by the applicable courts. In July 2004, the four banks reached an out-of-court settlement agreement with IPAB, pursuant to which they have agreed to exchange their FOBAPROA notes for new notes from IPAB with a face value of approximately 50% of the face value of the original FOBAPROA notes and to submit to certain further audits regarding a portion of the transferred loans. These audits are currently in progress. The banks have also agreed to pay any further amounts to be assessed pursuant to the outcome of these audits.

Regulation

     At December 31, 2003, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 31.1 billion, as compared with Ps. 45.0 billion at December 31, 2002. The total loan portfolio of the banking system decreased by 3.8% in real terms during 2003. The past-due loan ratio of commercial banks was 3.2% at December 31, 2003, as compared with 4.6% at December 31, 2002. Loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 52.0 billion at December 31, 2003, as compared with Ps. 62.1 billion at December 31, 2002. At this level, commercial banks had reserves covering 167.1% of their past-due loans, exceeding the 45% minimum reserve level required by the applicable accounting criteria.

     At June 30, 2004, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 30.5 billion, as compared with Ps. 31.1 billion at December 31, 2003. The total loan portfolio of the banking system increased by 1.3% in real terms during the first six months of 2004. The past-due loan ratio of commercial banks was 3.0% at June 30, 2004, as compared to the 3.2% past-due loan ratio at December 31, 2003. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 53.1 billion at the end of June 2004, as compared with Ps. 52.0 billion at December 31, 2003. At this level, commercial banks have reserves covering 174.5% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

     At December 31, 2003, the Stock Market Index stood at 8,795.28 points, representing a 43.55% increase from the level at December 31, 2002. At September 22, 2004, the Stock Market Index stood at 10,777.23 points, representing a 22.5% increase from the level at December 31, 2003.

External Sector of the Economy

Foreign Trade

     During 2003, Mexico registered a trade deficit of U.S. $5.6 billion, as compared with a trade deficit of U.S. $7.9 billion for 2002. Merchandise exports increased by 2.6% during 2003, to U.S. $164.9 billion, as compared with U.S. $160.8 billion in 2002. Petroleum exports increased by 28.9% and non-petroleum exports decreased by 0.01% in 2003, each as compared with 2002. Exports of manufactured goods, which represented 85.5% of total merchandise exports, decreased by 0.7% during 2003 as compared with 2002.

     Total imports were U.S. $170.5 billion during 2003, a 1.1% increase as compared with 2002. Imports of intermediate goods increased by 1.8%, imports of capital goods decreased by 3.8% and imports of consumer goods increased by 1.6% during 2003, each as compared with 2002.

     According to preliminary figures, during the first seven months of 2004, Mexico registered a trade deficit of U.S. $2.2 billion, equal to the trade deficit for the same period of 2003. Merchandise exports increased by 13.4% during the first seven months of 2004, to U.S. $105.8 billion, as compared to U.S. $93.3 billion for the same period of 2003. During the first seven months of 2004, petroleum exports increased by 18.1%, while non-petroleum exports increased by 12.8%, each as compared to the same period of 2003.

     According to preliminary figures, during the first seven months of 2004, total imports grew by 13.2% to U.S. $108.1 billion, as compared to U.S. $95.5 billion for the same period of 2003. During the first seven months of 2004, imports of intermediate goods increased by 13.9%, imports of capital goods increased by 8.2% and imports of consumer goods increased by 13.3%, each as compared to the same period of 2003.

Balance of International Payments

     According to preliminary figures, during 2003, Mexico’s current account registered a deficit of 1.5% of GDP or U.S. $8.9 billion, U.S. $5.1 billion less than the current account deficit registered in 2002. The capital account surplus for the same period totaled U.S. $17.7 billion, U.S. $4.6 billion less than the capital account surplus registered in 2002.

     According to preliminary figures, during the first six months of 2004, Mexico’s current account registered a deficit of 0.4% of GDP, or U.S. $2.3 billion. The capital account surplus for the first six months of 2004 totaled U.S. $4.9 billion.

     At December 31, 2003, Mexico’s international reserves totaled U.S. $57.4 billion, an increase of U.S. $9.5 billion from the level of December 31, 2002. The net international assets of Banco de México totaled U.S. $59.1 billion at December 31, 2003, an increase of U.S. $8.3 billion from the level of December 31, 2002.

     At September 17, 2004, Mexico’s international reserves totaled U.S. $57.2 billion, a decrease of U.S. $0.2 billion from the level at December 31, 2003. The net international assets of Banco de México totaled U.S. $60.2 billion at September 17, 2004, an increase of U.S. $1.1 billion from the level at December 31, 2003.

     Under the existing daily auction procedure to moderate the accumulation of international reserves that commenced on May 2, 2003, on January 20, 2004, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from February 2, 2004 to April 30, 2004 would be U.S. $45.0 million.

     On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the existing mechanism to moderate the rate of accumulation of international reserves that it had adopted on March 20, 2003 and that commenced on May 2, 2003. Under the adjusted mechanism, Banco de México will continue to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced will be divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004, and the amount of dollars to be auctioned during the quarter from May through July 2004 (U.S. $22.0 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total to be auctioned for the quarter from May through July 2004 was therefore equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. The amount of dollars to be auctioned during the quarter from August 2004 through October 2004 is U.S. $22.0 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

Direct Foreign Investment in Mexico

     Net foreign investment in Mexico as reported in the balance of payments totaled U.S. $14.6 billion in 2003, and was composed of direct foreign investment totaling U.S. $10.8 billion and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $3.9 billion.

     During the first six months of 2004, net foreign investment totaled U.S. $9.1 billion and was composed of direct foreign investment of U.S. $10.3 billion and portfolio investment (including securities placed abroad) inflows totaling U.S. $1.2 billion.

Exchange Controls and Foreign Exchange Rates

     The peso/dollar exchange rate closed at Ps. 11.2360 = U.S. $1.00 on December 31, 2003, a 9.0% depreciation in dollar terms as compared to the exchange rate at the end of 2002. During 2003, the average peso/U.S. dollar exchange rate was Ps. 10.7890 = U.S. $1.00, as compared to Ps. 9.6560 = U.S. $1.00 in 2002. During the first eight months of 2004, the monthly average peso/U.S. dollar exchange rate was Ps. 11.245 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on September 22, 2004 (to take effect on the second business day thereafter) was Ps. 11.4012 = U.S. $1.00.

Public Finance

2004 Budget and Fiscal Package

     In December 2003, the Congress approved the Federal Annual Revenue Law for 2004 and the Federal Expenditure Decree for 2004 (as passed, together with the Federal Annual Revenue Law for 2004 as passed, the “2004 Budget”). The 2004 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.3% of GDP for 2004.

     The 2004 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $20.00 per barrel and an estimated volume of oil exports of 1,959 thousand barrels per day.

     The assumptions and targets underlying the 2004 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2004, the results for 2002 and preliminary results for 2003 and the first half of 2004 are set forth in the table below.

2002, 2003 and First Half of 2004 Results;

2004 Budget Assumptions and Targets

	2002		2003		First half of		2004
	Results		Results		2004		Budget
Real GDP growth (%)	0.7	%(1)	1.3	%(1)	3.9	%(1)	3.1%
Increase in the national consumer price index (%)	5.7%		4.0%		4.4	%(1)	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$21.61		$24.79		$28.57		$20.00
Current account deficit as % of GDP	2.3%		1.5%		0.4	%(1)	2.6%
Average exchange rate (Ps./U.S.$1.00)	9.7		10.8		11.18		11.2
Average rate on 28-day Cetes (%)	7.1%		6.2%		6.0%		6.5%
Public sector balance as % of GDP	(1.2	)%(2)	(0.6	)%(1)	0.8	%(1)	(0.3)%
Primary balance as % of GDP	1.7	%(2)	2.2	%(1)	2.1	%(1)	2.7%

(1)	Preliminary.

(2)	Includes liquidation of Banrural.

Source: Ministry of Finance and Public Credit.

     Under the 2004 Budget, the Government estimates that it will devote Ps. 283.0 billion (23.9% of total budgetary programmable expenditures) to education and Ps. 330.6 billion (27.9% of total budgetary programmable expenditures) to health and social security.

Revenues and Expenditures

     During 2003, the public sector registered a deficit of Ps. 41.7 billion, 47.2% lower than the deficit recorded at the end of 2002, in real terms. This result includes a gross expenditure of Ps. 16.2 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or “PSV”), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public deficit for 2003 was Ps. 25.6 billion, equivalent to 0.4% of estimated GDP for 2003 and Ps. 7.3 billion lower than the public deficit target approved by Congress for 2003. During the first seven months of 2004, the public sector balance registered a surplus of Ps. 57.0 billion pesos, 52.7% higher in real terms than the surplus of Ps. 35.7 billion that was recorded on the same period of 2003.

     The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 148.8 billion in 2003, 31.8% higher than that recorded at the end of 2002 in real terms (46.2% higher in real terms if the expenditures associated with the PSV are excluded). During the first seven months of 2004, the primary balance registered a surplus of Ps. 183.1 billion, 8.8% higher in real terms than the primary surplus for the same period of 2003.

Public Debt

Internal Debt

     Internal debt of the Government as presented herein on a net basis includes Banco de México’s general account balance (which was positive at December 31, 2003, indicating monies owed to the Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México nor debt issued by Banco de México for its use in regulating liquidity (“Regulación Monetaria”). The internal debt of the Government does not include the debt of budget and administratively controlled agencies.

     At December 31, 2003, the net internal debt of the Mexican Government totaled U.S. $82.5 billion, as compared with the U.S. $79.6 billion outstanding at December 31, 2002. At December 31, 2003, the gross internal debt of the Government totaled U.S. $90.1 billion, as compared to U.S. $88.0 billion at December 31, 2002.

     At July 31, 2004, the net internal debt of the Mexican Government totaled U.S. $81.3 billion, as compared with the U.S. $82.5 billion outstanding at December 31, 2003. At July 31, 2004, the gross internal debt of the Government totaled U.S. $95.3 billion, as compared to U.S. $90.1 billion at December 31, 2003.

     On October 28, 2003, the Government issued its first twenty-year fixed rate peso-denominated bonds, placing Ps. 1.0 billion of these instruments in the market. The Government expects to continue to offer these instruments on a regular basis, along with the three-, five-, seven- and ten-year fixed rate peso-denominated bonds first offered in 2000, 2001 and 2002, pursuant to a securities auction calendar published by the Government each quarter.

External Debt

     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

     Outstanding gross external debt increased by approximately U.S. $0.2 billion during 2003, from U.S. $78.8 billion at December 31, 2002 to U.S. $79.0 billion at December 31, 2003. Outstanding gross external debt increased by approximately U.S. $1.1 billion during the first seven months of 2004, from U.S. $79.0 billion at December 31, 2003 to U.S. $80.1 billion at July 31, 2004.

     The Government’s financing costs on internal debt totaled U.S. $7.3 billion during 2003 (equivalent to 1.21% of GDP, 0.02 percentage points lower than the 1.23% for 2002), a decrease of 3.12% as compared to 2002. During the first six months of 2004, the Government’s financing costs on internal debt totaled U.S.

$2.9 billion. Public sector external debt financing costs totaled U.S. $7.0 billion during 2003 (equivalent to 1.17% of GDP, 0.09 percentage points greater than 1.08% for 2002), a 6.96% increase in nominal terms as compared to 2002. During the first six months of 2004, public sector external debt financing costs totaled U.S. $3.5 billion.

     At December 31, 2003, commercial banks held approximately 9.1% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held approximately 24.8%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.6% and others held approximately 4.5%. During the first six months of 2004, commercial banks held approximately 7.6% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 23.3%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 62.0% and others held the remaining 7.1%.

     Subsequent to December 31, 2003:

•	RepCon Lux S.A., a newly formed Luxembourg financing vehicle, issued approximately U.S. $1.37 billion of 4.50 per cent. Guaranteed Exchangeable Bonds due 2011 on January 26, 2004. These bonds are guaranteed by Petróleos Mexicanos and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

•	The Pemex Project Funding Master Trust issued U.S. $1.5 billion of its Guaranteed Floating Rate Notes due 2010 on June 15, 2004 and €850 million of its 6.375 per cent. Guaranteed Notes due 2016 on August 5, 2004. The Pemex Project Funding Master Trust expects to issue U.S. $1.75 billion of its 7.75% Guaranteed Perpetual Bonds on September 28, 2004.

•	Mexico issued U.S. $1,000,000,000 of its Floating Rate Notes due 2009 on January 6, 2004, £500,000,000 of its 6.76% Notes due 2024 on February 6, 2004 and U.S. $500,000,000 of its Floating Rate Notes due 2009 on August 9, 2004.

•	On April 21, 2004, Mexico issued approximately U.S. $815,000,000 of its 5.875% Global Notes due 2014 and U.S. $2,055,000,000 of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $665,000,000 of its 8.125% Global Bonds due 2019, U.S. $465,000,000 of its 8.00% Global Notes due 2022 and U.S. $1,205,000,000 of its 11.50% Global Bonds due May 15, 2026.

     The Federal Annual Revenue Law for 2004 authorizes the Government to engage in refinancing transactions with the effect of achieving a reduction in net external indebtedness of up to U.S. $500,000,000. Therefore, the Government intends to issue or contract for new external debt in 2004 exclusively for the purposes of refinancing maturing debt and liability management.

PLAN OF DISTRIBUTION

     The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of September 22, 2004, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes
Bear, Stearns & Co. Inc.	U.S. $	675,000,000
Morgan Stanley & Co. Incorporated		675,000,000
Banc of America Securities LLC		50,000,000
Credit Suisse First Boston LLC		50,000,000
UBS Securities LLC		50,000,000

Total	U.S. $	1,500,000,000

     Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.

     The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

     The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, Morgan Stanley & Co. International Limited) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

     Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

     The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

     The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

     The managers have specifically agreed to act as follows in each of the following places:

•	United Kingdom. Each manager has severally represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     Mexico will register the notes with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. Such registration does not certify the solvency of Mexico, that the notes are of investment quality or that the information contained in this pricing supplement, in the prospectus supplement or in the prospectus is accurate or complete. The notes will not be publicly offered or sold in Mexico.

     The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

     The net proceeds to Mexico from the sale of the notes will be approximately U.S. $1,469,585,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $175,000.

     Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated December 1, 2003)

United Mexican States

$40,000,000,000

Global Medium-Term Notes, Series A
Due Nine Months or More from Date of Issue

     The following terms may apply to the notes, which Mexico may sell from time to time. Mexico may vary these terms and will provide the final terms for each offering of notes in a pricing supplement.

•	Fixed or floating interest rate. The floating interest rate formula may be based on:

•	CD Rate

•	Commercial Paper Rate

•	EURIBOR

•	Federal Funds Rate

•	LIBOR

•	Treasury Rate

•	May be issued as indexed notes or discount notes

•	May be subject to redemption at the option of Mexico or repayment at the option of the holder

•	Certificated or book-entry form

•	Registered or bearer form

•	In the case of dollar-denominated notes, issued in denominations of $1,000 and integral multiples of $1,000

•	Application has been made to list the notes issued under the program on the Luxembourg Stock Exchange

•	May be exchangeable into other debt securities of Mexico

•	May be sold with or without warrants to exchange the notes into other debt securities

     See “Risk Factors” beginning on page S-7 to read about certain risks you should consider before investing in the notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Credit Suisse First Boston
Goldman, Sachs & Co.	JPMorgan
Lehman Brothers	Merrill Lynch & Co.
Morgan Stanley	UBS Investment Bank

This prospectus supplement is dated December 1, 2003. This prospectus supplement may not be used in connection with the issuance of notes after December 1, 2004.

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Currency Risks	S-7
Indexed Notes	S-8
Jurisdiction and Enforcement of Judgments	S-8
Description of the Notes	S-10
General Terms of the Notes	S-10
Form of the Notes	S-11
Paying Agents, Transfer Agents, Exchange Rate Agent and Calculation Agent	S-12
Payment of Principal and Interest	S-12
Interest Rate	S-15
Indexed Notes	S-18
European Economic and Monetary Union	S-19
Redemption, Repurchase and Early Repayment	S-19
Additional Amounts	S-21
Further Issues	S-21
Notices	S-21
Taxation	S-23
United States Federal Taxation	S-23
Mexican Taxation	S-29
Plan of Distribution	S-30
Distribution	S-30
Selling Restrictions	S-31
Glossary	S-34
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Debt Securities	4
General	4
Status	4
Payment of Principal and Interest	5
Form and Denominations	5
Redemption, Repurchase and Early Repayment	5
Negative Pledge	5
Default and Acceleration of Maturity	6
Meetings, Amendments and Waivers	7
Warrants	9
Global Securities	9
Ownership of Book-Entry Securities	10
Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities	11
Certificated Securities	11
Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment	12
Governing Law	13
Plan of Distribution	14
Terms of Sale	14
Method of Sale	14
Non-U S Offerings	15
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

ABOUT THIS PROSPECTUS SUPPLEMENT

               This prospectus supplement supplements the accompanying prospectus dated December 1, 2003 relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

               You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Mexico has not authorized anyone else to provide you with different information. Mexico and the agents are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

               Mexico is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

SUMMARY

               This summary highlights information contained elsewhere in this prospectus supplement and in the prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read the pricing supplement relating to the terms and conditions of a particular issue of notes along with this entire prospectus supplement and the prospectus.

Issuer	The United Mexican States.

Agents	Citigroup Global Markets Inc.
Citigroup Global Markets Limited
Credit Suisse First Boston LLC
Credit Suisse First Boston (Europe) Limited
Goldman, Sachs & Co.
Goldman Sachs International
J.P. Morgan Securities Inc.
J.P. Morgan Securities Ltd.
Lehman Brothers Inc.
Lehman Brothers International (Europe)
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch International
Morgan Stanley & Co. Incorporated
Morgan Stanley & Co. International Limited
UBS Securities LLC
UBS Limited

Fiscal Agent	Citibank, N.A.

Paying Agent	Citibank, N.A.

Luxembourg Paying Agent	Kredietbank S.A. Luxembourgeoise

Exchange Rate Agent	Citibank, N.A.

Calculation Agent	Citibank, N.A.

Specified Currencies	Including, but not limited to, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Pounds Sterling, Swedish kroner, Swiss francs and U.S. dollars or any other currency specified in the applicable pricing supplement.

Amount	Up to a principal amount, or initial offering price in the case of indexed notes and discount notes, of $40,000,000,000 or its equivalent in other currencies. As of the date of this prospectus supplement, Mexico has issued and sold $29,831,619,753 of notes, $16,946,095,200 of which were registered with the SEC and issued and sold in the United States.

Issue Price	The notes may be issued at par, or at a premium over, or discount to, par and either on a fully paid or partly paid basis.

Maturities	The notes will mature at least nine months from their date of issue.

Fixed Rate Notes	Fixed rate notes will bear interest at a fixed rate.

Floating Rate Notes	Floating rate notes will bear interest at a rate determined periodically by reference to one or more interest rate bases plus a spread or multiplied by a spread multiplier.

Indexed Notes	Payments on indexed notes will be calculated by reference to a specific measure or index.

Discount Notes	Discount notes are notes that are offered or sold at a price less than their principal amount and called discount notes in the applicable pricing supplement. They may or may not bear interest.

Redemption and Repayment	If the notes are redeemable at the option of Mexico or repayable at the option of the holder before maturity, the pricing supplement will specify:

• the initial redemption date on or after which Mexico may redeem the notes or the repayment date or dates on which the holders may elect repayment of the notes;

• the redemption or repayment price; and

• the required prior notice to the holders or Mexico.

Status	The notes will constitute direct, general and unconditional external indebtedness of Mexico and will rank equal in right of payment with all of Mexico’s existing and future unsecured and unsubordinated public external indebtedness.

Taxes	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Notes—Additional Amounts.”

Further Issues	Mexico may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the outstanding notes have as of the date of the issue of such additional notes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Listing	Application has been made to list the notes issued under the program on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to the program the number 2395 for listing purposes. Any particular issue of notes need not be listed, however.

Stabilization	In connection with issues made under this program, a stabilizing manager or any person acting for the stabilizing manager may over-allot or effect transactions with a view to supporting the market price of notes issued under this program at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing manager or any agent of the stabilizing manager to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Governing Law	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the laws of Mexico.

Purchase Currency	You must pay for notes by wire transfer in the specified currency. You may ask an agent to arrange for, at its discretion, the conversion of U.S. dollars or another currency into the specified currency to enable you to pay for the notes. You must make this request on or before the fifth business day preceding the issue date, or by a later date if the agent allows. The agent will set the terms for each conversion and you will be responsible for all currency exchange costs.

Warrants	If Mexico issues warrants, it will describe the specific terms relating to the warrants in the applicable pricing supplement.

RISK FACTORS

               This section describes certain risks associated with investing in the notes. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Currency Risks

Notes denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

               If Mexico denominates notes in a currency other than U.S. dollars, the applicable pricing supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable pricing supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the notes. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the notes.

If the specified currency of a note depreciates against your home country currency, the effective yield of the note would decrease below its interest rate and could result in a loss to you.

               Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the notes. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

               Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing notes denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

               Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency notes. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the notes. Exchange controls could also limit the availability of a specified currency for making payments on a note. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

               New York law will apply to the notes, except that the authorization of the notes and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

               Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency may be paid in pesos at the exchange rate prevailing at the time of payment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Indexed Notes

It is possible that you will receive substantially lower payments on indexed notes than you would on conventional debt securities or that you will not receive any payments at all.

               Indexed notes are not an appropriate investment for you if you do not have experience in transactions in the underlying assets of an applicable index. An investment in indexed notes may be significantly more risky than an investment in conventional debt securities with fixed principal amounts because the payments on indexed notes may vary widely.

               The risks of a particular indexed note will depend on the possibility of significant changes in currency exchange rates and the prices of any underlying assets. These risks generally depend on factors over which Mexico has no control, such as economic and political events and the supply of and demand for the underlying assets. In addition, the exchange rates or prices referred to may be published by third parties not subject to U.S. or Mexican regulation. In recent years, currency exchange rates and prices for various underlying assets have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any of these rates or prices that have occurred in the past, however, do not necessarily indicate future fluctuations.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

               Mexico has appointed its Consul General in New York as its authorized agent for service of process in any action based on the notes or the fiscal agency agreement which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the fiscal agent have irrevocably submitted to the jurisdiction of these courts and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the notes. You may also institute an action against Mexico based on the notes in any competent court in Mexico.

               Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign

Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the Foreign Sovereign Immunities Act. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

               Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against the property of Mexico.

Modification of the Terms of the Notes

The notes will contain provisions that permit Mexico to amend the payment terms of the notes without the consent of all holders.

               The notes will contain provisions regarding acceleration and voting on amendments, modifications and waivers which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the notes may be amended, including the maturity date, interest rate and other payment terms, without your consent.

DESCRIPTION OF THE NOTES

               The following description supplements the information contained in “Description of the Securities—Debt Securities” in the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement. Because the information provided in a pricing supplement may differ from that contained in this prospectus supplement, you should rely on the pricing supplement for the final description of a particular issue of notes. The following description will apply to a particular issue of notes only to the extent that it is not inconsistent with the description provided in the applicable pricing supplement. Capitalized terms are defined in the Glossary at the end of this prospectus supplement.

               Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1 dated as of November 28, 1995 and by Amendment No. 2 dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the forms of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the Notes

               The notes:

•	are initially limited to an aggregate principal amount, or aggregate initial offering price in the case of indexed notes and discount notes, of $40,000,000,000 or its equivalent in other currencies. In order to calculate this limitation, the exchange rate agent will determine the U.S. dollar equivalent of notes denominated in another currency by referring to the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the issue date of those notes or, if that rate is not available, by referring to another published source selected by Mexico. As of the date of this prospectus supplement, Mexico has issued and sold $29,831,619,753 of notes, $16,946,095,200 of which were registered with the SEC and issued and sold in the United States. Notes registered with the SEC and sold in the United States are limited to the principal amount of securities registered under Mexico’s shelf registration statement described in the prospectus;

•	will be denominated in U.S. dollars or another currency specified in the applicable pricing supplement;

•	will mature at least nine months from their date of issue;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	in the case of registered dollar-denominated notes, will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes, unless otherwise specified in the applicable pricing supplement;

•	may or may not be redeemable by Mexico before maturity. If the notes are redeemable, the pricing supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable pricing supplement states otherwise.

               The pricing supplement relating to each issuance of notes will specify additional terms and describe in more detail the terms of the notes that Mexico is issuing.

Form of the Notes

               Each note may be either “book-entry” or “certificated” and either “registered” or “bearer.”

               Book-Entry Notes. Book-entry notes with the same issue date and terms are represented by one or more global securities, in registered or bearer form, deposited with a clearing system and held by a custodian or common depositary. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear and Clearstream, Luxembourg in Europe. The clearing systems act as depositaries for and hold the global securities on behalf of certain financial institutions, called their participants. These participants, or other financial institutions acting through them called indirect participants, will represent your beneficial interests in the global securities. They will record the ownership and transfer of your beneficial interests through computerized book-entry accounts, eliminating the need for physical movement of the notes. Mexico generally deposits the global securities representing book-entry notes sold in the United States with Citibank, N.A., as custodian for DTC or its nominee. If Mexico sells an issue of book-entry notes both within and outside the United States, the U.S. and non-U.S. portions of the notes may be represented by a single global security or by separate global securities. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

               Certificated Notes. Certificated notes are represented by physical certificates. Certificated bearer notes are transferred by physical delivery of the certificate. Certificated registered notes are transferred by presenting them at the corporate trust offices of the fiscal agent, or at the office of the Luxembourg transfer agent or another transfer agent, according to the procedures specified in the fiscal agency agreement.

               Registered Notes. Registered notes are payable to the order of and registered in the name of a particular person or entity. In the case of book-entry registered notes, the global security is registered in the name of a nominee or a common depositary of the applicable clearing system, and this nominee or common depositary is considered the sole legal owner or holder of the notes for purposes of the fiscal agency agreement. Beneficial interests in a registered note and transfers of those interests are recorded by the fiscal agent, acting as registrar, based on information provided to it by the transfer agents.

               Bearer Notes. Bearer notes are payable to the holder and no registry of owners and transfers is kept. Bearer notes may be issued with or without coupons attached. Interest and principal on bearer notes is paid to the person or entity presenting the note or coupon for payment. In the case of book-entry bearer notes, a global bearer security is held by a common depositary for one or more clearing systems, which maintain book-entry records of the ownership and transfer of your beneficial interests. Unless the pricing supplement states otherwise, all bearer notes will initially be represented by a book-entry temporary global bearer security, without coupons, held by a common depositary for one or more clearing systems. After a period of 40 days from the later of the beginning of the offering or the issue date of the notes, the temporary global bearer security will be exchangeable for either (a) a book-entry permanent global bearer security or (b) certificated bearer notes. This exchange will take place only after (x) the applicable clearing systems receive from the owners of beneficial interests in the temporary global bearer security certifications that they are not U.S. persons and (y) the fiscal agent receives from the clearing systems a certification that the owners of beneficial interests in the temporary global bearer security are not U.S. persons. The holder of a beneficial interest in a temporary global bearer security may not collect any payment of interest until after it is exchanged for a permanent global bearer security or for certificated bearer notes.

               Except under the limited circumstances discussed above and in the prospectus under the heading “Description of the Securities—Debt Securities—Certificated Securities,” notes of one form will not be exchangeable for notes of another form.

               Mexico will generally issue notes initially intended to be sold wholly or partly in the United States as book-entry notes in registered form. Bearer notes will not be sold in the United States or to U.S. persons.

Paying Agents, Transfer Agents, Exchange Rate Agent and Calculation Agent

               Until the notes are paid, except in the case of bearer notes, Mexico will maintain a paying agent and transfer agent in The City of New York. Mexico has initially appointed Citibank, N.A. to serve as its paying agent and transfer agent. For bearer notes, Mexico will maintain a paying agent in a principal city in Europe. As long as any notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will maintain a paying agent and transfer agent in Luxembourg. Mexico has initially appointed Kredietbank S.A. Luxembourgeoise to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents or the transfer agent at the addresses listed in the applicable pricing supplement.

               Mexico will appoint an exchange rate agent to determine the exchange rate for converting payments on notes denominated in a currency other than U.S. dollars into U.S. dollars, where applicable. Mexico has initially appointed Citibank, N.A. to serve as its exchange rate agent. In addition, as long as any floating rate notes are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the notes. Mexico has initially appointed Citibank, N.A. to serve as its calculation agent.

Payment of Principal and Interest

               General

               Interest on registered notes will be paid (a) to the persons in whose names the notes are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered notes is the date 15 calendar days before the applicable interest payment date, whether or not a Business Day. If notes are issued between a record date and an interest payment date, Mexico will pay the interest that accrues during this period on the next following interest payment date to the persons in whose names the notes are registered on the record date for that following interest payment date. Interest on bearer notes will be paid to the bearer.

               Book-Entry Notes

               Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry notes by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner or bearer of the notes, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “Description of the Securities—Global Securities” in the accompanying prospectus.

               Registered Certificated Notes

               If Mexico issues registered certificated notes, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least $10,000,000 aggregate principal amount or its equivalent of notes; and

•	not less than 15 calendar days before the payment date, you notify the paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

               OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the notes at the office of the principal paying agent or at the office of any other paying agent that Mexico appoints pursuant to the fiscal agency agreement.

               If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

               Bearer Notes

               Mexico will make payments on bearer notes only at the offices of the Luxembourg paying agent and any other paying agent outside the United States appointed by Mexico. If an amount is to be paid in U.S. dollars, but because of exchange controls or similar restrictions the payment of this amount in U.S. dollars outside of the United States becomes illegal or is effectively precluded, Mexico will appoint a paying agent in the United States to make these payments.

               In order to receive payment on certificated bearer notes, you must present and surrender your coupon, if any, or notes at the office of a paying agent for the notes.

               Payment Currency

               Notes Denominated in a Currency Other than U.S. Dollars

               DTC Book-Entry Notes. Beneficial owners, other than those holding through Euroclear and Clearstream, Luxembourg, of book-entry notes denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream, Luxembourg will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

               The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the notes. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

               If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

               Other Registered Notes. Book-entry notes denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered notes denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these notes will not have the option to elect payment in U.S. dollars.

               Bearer Notes. Bearer notes, both book entry and certificated, that are denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these notes will not have the option to elect payment in U.S. dollars.

               Unavailability of Payment Currency

               If the notes are payable in a specified currency other than U.S. dollars, and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If notes denominated in a currency other than U.S. dollars are payable in U.S. dollars, and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.	On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service or, if this is not available, the Moneyline Telerate Monitor Foreign Exchange Service or, if neither is available, a similar display that Mexico approves.

2.	The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.

3.	If fewer than three bids are available, the exchange rate agent will use the noon buying rate for cable transfers in the relevant currency in The City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

Payments made under these circumstances will not be an event of default under the notes and you will be responsible for all currency exchange costs.

               If notes denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. See “European Monetary Union—Redenomination of Notes into Euro.”

Interest Rate

               General

               The interest rate on the notes will not be higher than the maximum rate permitted by New York law, currently 25% per year on a simple interest basis. This limit may not apply to notes in which $2,500,000 or more has been invested. Interest payments on the notes will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

               Fixed Rate Notes

               Fixed rate notes will bear interest at the rate specified in the applicable pricing supplement until Mexico pays the principal amount of the notes. Mexico will generally pay interest on fixed rate notes after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable pricing supplement and at maturity, redemption or repayment.

               Mexico will generally compute the accrued interest payable on fixed rate notes for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate notes, however, Mexico will compute the accrued interest payable on the notes on the basis of the actual number of days in the interest period divided by 365, or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

               If any payment date for a fixed rate note falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

               Floating Rate Notes

               Each floating rate note will have an interest rate formula. This formula is generally composed of:

•	a base interest rate with a specified maturity called the index maturity, e.g., three months, six months, etc.

•	plus or minus a spread measured in basis points with one basis point equal to 1/100 of a percentage point or

•	multiplied by a spread multiplier measured as a percentage.

               The applicable pricing supplement will specify the base rate, the index maturity and the spread or spread multiplier. The pricing supplement may also specify a maximum (ceiling) or minimum (floor) interest rate limitation. The calculation agent will use the interest rate formula, taking into account any maximum or minimum interest rate, to determine the interest rate in effect for each interest period. All determinations made by the calculation agent will be binding unless they are clearly wrong.

               Mexico may issue floating rate notes with the following base rates (as defined under “Glossary” in this Prospectus Supplement):

•	CD Rate;

•	Commercial Paper Rate;

•	EURIBOR;

•	LIBOR;

•	Federal Funds Rate;

•	Treasury Rate; or

•	any other rate.

               The applicable pricing supplement will also specify the following with respect to each floating rate note:

•	the dates as of which the calculation agent will determine the interest rate for each interest period, referred to as the interest determination date;

•	the frequency with which the interest rate will be reset, i.e., daily, weekly, monthly, quarterly, semiannually or annually;

•	the dates on which the interest rate will be reset, referred to as the interest reset date, i.e., the first day of each new interest period, using the interest rate that the calculation agent determined on the interest determination date for that interest period;

•	the interest payment dates; and

•	if already determined, the initial interest rate in effect from and including the issue date to but excluding the first interest reset date.

               The calculation agent will calculate the accrued interest payable on floating rate notes for any interest period by multiplying the principal amount of the note by an accrued interest factor, which will equal the interest rate for the interest period times a fraction, the numerator of which is the number of days in the period and the denominator of which is 360 or, in the case of Treasury Rate notes, the actual number of days in the year, either 365 or 366. If the interest rate varies during the period, the accrued interest factor will equal the sum of the interest factors for each day in the interest period. The calculation agent will compute the interest factors for each day by dividing the interest rate applicable to that day by 360, or, in the case of Treasury Rate notes, by the actual number of days in the year, either 365 or 366.

               The calculation agent will round all percentages resulting from any interest rate calculation to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward. For example, the calculation agent will round 9.876545%, or .09876545, to 9.87655% or .0987655. The calculation agent will also round all specified currency amounts used in or resulting from any interest rate calculation to the nearest one-hundredth of a unit, with .005 of a unit being rounded upward.

               If you are the holder of a floating rate note, you may ask the calculation agent to provide you with the current interest rate and, if it has been determined, the interest rate that will be in effect on the next interest reset date. The calculation agent will also notify Mexico, each paying agent, the registered holders, if any, and, if the notes are listed on the Luxembourg Stock Exchange, the exchange of the following information for each interest period (except for the initial interest period if this information is specified in the applicable pricing supplement):

•	the interest rate in effect for the interest period;

•	the number of days in the interest period;

•	the next interest payment date; and

•	the amount of interest that Mexico will pay for a specified principal amount of notes on that interest payment date.

The calculation agent will generally provide this information by the first Business Day of each interest period, unless the terms of a particular series of notes provide that the calculation agent will calculate the applicable interest rate on a Calculation Date after that date, in which case the calculation agent will provide this information by the first Business Day following the applicable Calculation Date.

               If any interest payment date, other than one that falls on the maturity date or on a date for earlier redemption or repayment, or interest reset date for a floating rate note would fall on a day that is not a Business Day, the interest payment date or interest reset date will instead be the next Business Day, unless the notes are LIBOR or EURIBOR notes and that Business Day falls in the next month, in which case the interest payment date or the interest reset date will be the preceding Business Day. If any payment on a floating rate note is due on the maturity date or upon earlier redemption or repayment and that date is not a Business Day, the payment will be made on the next Business Day. In addition, if any payment on a floating rate note is due on a date that is not a business day in the relevant place of payment, Mexico will make the payment on the next business day in that place of payment and no additional interest will accrue as a result of this delay. Mexico will treat these payments as if they were made on the due date.

               The following table lists the most common base rates that Mexico may use, the primary source of these base rates and the interest determination date for notes having these base rates. The definition of each base rate in the Glossary provides further details as to how the calculation agent will determine the base rate and describes alternate sources for each base rate should its primary source be unavailable. Except for EURIBOR, which applies to notes denominated in euro, the sources listed in the following table apply only to notes denominated in U.S. dollars. Mexico may provide different base rate sources in the applicable pricing supplement.

Base Rate	Primary Source of Base Rate	Interest Determination Date

CD Rate	H.15(519) under the heading “CDs (secondary market)”	Second Business Day before the interest reset date

Commercial Paper Rate	H.15(519) under the heading “Commercial paper—Nonfinancial”	Second Business Day before the interest reset date

EURIBOR	Moneyline Telerate Page 248	Second Business Day before the interest reset date

Federal Funds Rate	Page 120 on Moneyline Telerate under the heading “FED FUNDS EFFECTIVE”	Second Business Day before the interest reset date

LIBOR	Moneyline Telerate Page 3750 or Reuters Screen LIBO Page	Second London Banking Day before the interest reset date

Treasury Rate	Page 56, in the case of notes having an index maturity of three months, or page 57, in the case of notes having an index maturity of six months, on Moneyline Telerate under the heading “INVESTMENT RATE”	The day of the week in which the interest reset date falls that the federal government auctions Treasury bills having the same index maturity as the notes. This is generally Monday, but may be either the following Tuesday or the preceding Friday if Monday is a legal holiday. If there is no auction during the week or on the preceding Friday, the interest determination date will be Monday.

Indexed Notes

               Mexico may offer indexed notes according to which the principal or interest is determined by reference to an index relating to:

•	the rate of exchange between the specified currency of the note and one or more other currencies or composite currencies, called the indexed currencies;

•	the price of one or more commodities, called the indexed commodities, on specified dates;

•	the level of one or more stock indexes, which may be based on U.S., Mexican or other foreign stocks, on specified dates; or

•	any other objective price or measure described in the applicable pricing supplement.

               The pricing supplement will describe how interest and principal payments on indexed notes will be determined. It will also include historical and other information about the index or indexes and information about the U.S. and Mexican tax consequences to the holders of indexed notes.

               Amounts payable on an indexed note will be based on the face amount of the note. The pricing supplement will describe whether the principal amount that Mexico will pay you on redemption or repayment before maturity would be the face amount, the principal amount at that date or another amount.

               If a third party is responsible for calculating or announcing an index for certain indexed notes and that third party stops calculating or announcing the index, or changes the way that the index is calculated in a way not permitted in the pricing supplement, then the index will be calculated by the independent determination agent named in the pricing supplement. If no independent agent is named, then Mexico will calculate the index. If the determination agent or Mexico cannot calculate the index in the same way and under the same conditions as the original third party, then the principal or interest on the notes will be determined as described in the pricing supplement. All calculations that the independent determination agent or Mexico makes will be binding unless they are clearly wrong.

               An investment in indexed notes may entail significant risks. See “Risk Factors—Indexed Notes.”

European Economic and Monetary Union

               On January 1, 1999, the European Community introduced the single European currency known as the euro in the 11 participating member states of the European Economic and Monetary Union. A participating member state is a member state of the European Community that has adopted the euro as its legal currency according to the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986 and the Treaty on European Union, signed in Maastricht on February 1, 1992. During a transition period from January 1, 1999 to December 31, 2001, the former national currencies of those 11 participating member states continued to be legal tender in their country of issue, at rates irrevocably fixed on December 3, 1998.

               The European Community completed the final stage of its economic and monetary union on January 1, 2002, when euro notes and coins became available and participating member states withdrew their national currencies. It is not possible to predict how European economic and monetary union may affect the value of the notes or the rights of holders. You are responsible for informing yourself about the effects of European economic and monetary union on your investment.

               If so specified in the applicable pricing supplement, Mexico may at its option, and without the consent of the holders of the notes or any coupons or the need to amend the notes or the fiscal agency agreement, redenominate the notes issued in the currency of a country that subsequently participates in the European Economic and Monetary Union in a manner with similar effect to the final stage of such union, into euro. The provisions relating to any such redenomination will be contained in the applicable pricing supplement.

Redemption, Repurchase and Early Repayment

               Redemption

               The pricing supplement for the issuance of each series of notes will indicate either that:

•	the notes cannot be redeemed at Mexico’s option prior to their maturity date; or

•	the notes will be redeemable at Mexico’s option on or after a specified date at a specified redemption price. The redemption price may be par or may decline from a specified premium to par at a later date, together, in each case, with accrued interest to the date of redemption.

               Mexico may redeem any of the notes that are redeemable either in whole or in part, on not less than 30 nor more than 60 days’ irrevocable notice to the fiscal agent. If Mexico redeems less than all the notes of a particular series, the fiscal agent will select the notes to be redeemed by a method that it deems fair and appropriate.

               Repurchase

               Mexico may repurchase notes at any time and price in the open market or otherwise. Notes repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the fiscal agent for cancellation.

               Early Repayment

               The pricing supplement relating to a series of notes will also indicate whether you will have the option to elect repayment by Mexico before the maturity date of the notes. If you have this option, the pricing supplement will specify the price at which and the date or dates on which you may elect repayment.

               In order to receive repayment on the notes, you must provide to the paying agent, at least 30 but not more than 45 days before the repayment date, appropriate wire transfer instructions and either:

•	in the case of certificated notes, the notes together with the form entitled “Option to Elect Repayment” on the reverse side of the notes duly completed by you; or

•	in the case of book-entry notes, a copy of the pricing supplement together with the form entitled “Option to Elect Repayment” contained in the pricing supplement duly completed by you; or

•	in the case of either certificated or book-entry notes, a telegram, telex, facsimile or letter from a member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States describing the particulars of the repayment and including a guaranty that the notes or the pricing supplement and the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than five business days after the date of the telegram, telex, facsimile or letter. The paying agent must also receive the notes or the pricing supplement and the completed forms by the fifth business day.

               The guaranty from the member of a national securities exchange, the National Association of Securities Dealers, Inc., the depositary or a commercial bank or trust company in the United States must include the following information:

•	the name of the holder of the note;

•	a statement that the option to elect repayment is being exercised;

•	the principal amount of the note that the holder elects to have repaid; and

•	the certificate number, in the case of certificated notes, or CUSIP number, ISIN or common code assigned to the note or a description of the terms of the note, in the case of book-entry notes.

               Unless the applicable pricing supplement states otherwise, you may exercise the repayment option for less than the entire principal amount of a note, provided the remaining principal amount outstanding is an authorized denomination.

               For notes represented by a global security, the depositary or its nominee will be the only party that can exercise a right of repayment. Thus, if you beneficially own interests in a global security and you want to elect repayment, you must instruct the direct or indirect participant through which you hold your interests to notify the depositary of your election. You should consult your direct or indirect participant to discuss the appropriate cut-off times and other requirements for making a prepayment election.

               Discount Notes

               If the pricing supplement states that a note is a discount note, the amount payable in the event of redemption, repayment or other acceleration of the maturity date will be the amortized face amount of the note as of the date of redemption, repayment or acceleration, but in no event more than its principal amount. The amortized face amount is equal to (a) the issue price plus (b) that portion of the difference between the issue price and the principal amount that has accrued at the yield to maturity described in the pricing supplement (computed in accordance with generally accepted U.S. bond yield computation principles) by the redemption, repayment or acceleration date.

               Sinking Fund

               Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund.

Additional Amounts

               Mexico will make all payments of principal, premium, if any, and interest on the notes without withholding or deducting any Mexican taxes. If Mexican law requires Mexico to withhold or deduct taxes, Mexico will pay you the additional amounts necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

               Mexico will not, however, pay you any such additional amounts if you are liable for Mexican taxes due to one of the following reasons:

•	you have some connection with Mexico other than merely owning the notes or receiving principal and interest payments on the notes;

•	in the case of registered notes, you have failed to comply with any reasonable certification, identification or other reporting or registration requirement concerning your nationality, residence, identity or connection with Mexico, and Mexican law or an international treaty requires your compliance with these reporting requirements as a precondition to exemption from or reduction in the rate of Mexican withholding taxes or deductions; or

•	you fail to present your notes for payment within 30 days after Mexico makes principal, premium, if any, or interest available for payment to you.

Further Issues

               Mexico may from time to time, without the consent of existing holders, create and issue notes having the same terms and conditions as any other outstanding notes offered pursuant to a pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the outstanding notes have as of the date of the issue of such additional notes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Notices

               Registered Notes

               Mexico will mail any notices to the holders of registered notes at the address appearing in the security register maintained by the fiscal agent. As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Mexico will also publish notices in a leading newspaper with general circulation in Luxembourg. Mexico expects that it will initially make this publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, notices will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange. Mexico will consider a notice to be given on the date of its publication or four calendar days after it is mailed, whichever is later.

               Bearer Notes

               Mexico will publish notices to holders of bearer notes in a daily newspaper with general circulation in London and, as long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, in a leading newspaper with general circulation in Luxembourg. Mexico expects that it will initially make this publication in the Financial Times in London and the Luxemburger Wort in Luxembourg. If publication in a daily newspaper in London is not practicable, Mexico will publish notices in another leading daily English language newspaper with general circulation in Europe. If publication in a leading newspaper in Luxembourg is not practicable, notices will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange. If more than one publication is made, Mexico will consider the applicable notice to be given on the date it is first published in both newspapers listed above. If you are a coupon holder, Mexico will consider you to have received any notice that Mexico correctly published for the holders of the notes.

TAXATION

               The following is a discussion of certain Mexican federal tax and U.S. federal income and estate tax considerations that may be relevant to you if you invest in the notes. This discussion is based on federal laws, rules and regulations now in effect in Mexico and on laws, regulations, rulings and decisions now in effect in the United States and, in both cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

               This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

               The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in notes and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a note and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This discussion deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

               This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

               You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

               Payments or Accruals of Interest

               Payments or accruals of “qualified stated interest” (as defined below) on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a note in a currency other than U.S. dollars, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on notes denominated in a currency other than U.S. dollars:

•	at the spot rate on the last day of the accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five business days of the end of the accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the note.

               Purchase, Sale and Retirement of Notes

               Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note. The rules for determining these amounts are discussed below.

               If you purchase a note that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency note is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the note by translating the amount of the foreign currency that you paid for the note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

               When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the note, increased to reflect accrued original issue discount as defined below under “—Original Issue Discount.” If you sell or exchange a note for a foreign currency, or receive foreign currency on the retirement of a note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency note is disposed of or retired. If you dispose of a foreign currency note that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

               If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency notes traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the Internal Revenue Service.

               Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

               Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the note.

               Original Issue Discount

               A note that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the note is an “Original Issue Discount Note.” Mexico will inform you in the applicable pricing supplement whether a specific note constitutes an Original Issue Discount Note. For Original Issue Discount Notes, the difference between the issue price and the stated redemption price at maturity of the notes will be the “original issue discount.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public, i.e., excluding sales of notes to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the notes other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

               If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

               In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

1.	multiplying the “adjusted issue price” (as defined below) of the note at the beginning of the accrual period by a fraction, the numerator of which is the “annual yield to maturity” (as defined below) of the note and the denominator of which is the number of accrual periods in a year; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

               In the case of an Original Issue Discount Note that is a floating rate note, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of some floating rate notes, the rate that reflects the yield that is reasonably expected for the note. Additional rules may apply if interest on a floating rate note is based on more than one interest index.

               The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the note in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

               The “annual yield to maturity” of a note is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the note to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

               You generally may make an irrevocable election to include in income your entire return on a note, i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for the note, under the constant yield method described above. If you purchase notes at a premium or market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold. See “—Premium” and “—Market Discount” below.

               In the case of an Original Issue Discount Note that is also a foreign currency note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (b) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “—Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

               If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the note other than payments of qualified stated interest, or if you purchase an Original Issue Discount Note in the initial offering at a price other than the note’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

               Floating rate notes generally will be treated as “variable rate debt instruments” under the OID Regulations. Accordingly, the stated interest on a floating rate note generally will be treated as “qualified stated interest” and such a note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable rate debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such notes in the pricing supplement.

               Certain Original Issue Discount Notes may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the notes.

               Short-Term Notes

               The rules described above will also generally apply to short-term notes, i.e., notes with maturities of one year or less, but with some modifications.

               First, the original issue discount rules treat none of the interest on a short-term note as qualified stated interest, but treat a short-term note as having original issue discount. Thus, all short-term notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term note and you do not identify the short-term note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the note during the period you held the note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term note until the maturity date of the note or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term note, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

               Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term note you may elect to accrue any “acquisition discount” with respect to the note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

               Finally, the market discount rules described below will not apply to short-term notes.

               Premium

               If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency note based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the note and (b) the exchange rate on the date the holder acquired the note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

               Market Discount

               If you purchase a note at a price that is lower than the note’s remaining redemption amount, or in the case of an Original Issue Discount Note, the note’s adjusted issue price, by 0.25% or more of the remaining redemption amount or adjusted issue price, multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the note.

               You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant yield basis, in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue

Service. Any accrued market discount on a foreign currency note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

               Indexed Notes and Other Notes Providing for Contingent Payments

               Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable pricing supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

               Information Reporting and Backup Withholding

               The paying agent must file information returns with the U.S. Internal Revenue Service in connection with note payments made to certain United States persons. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Mexican Taxation

               The following is a discussion of certain Mexican federal tax considerations that may be relevant to holders of notes that are not residents of Mexico for tax purposes and do not hold the notes through a permanent establishment in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under Mexican federal law of the purchase, ownership or disposition of the notes by non-residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico.

               Under Mexico’s Income Tax Law, payments of principal and interest on the notes that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico for tax purposes; and

•	you hold the notes directly and not through a permanent establishment in Mexico to which such principal or interest payments are attributable.

               You will not be subject to capital gains taxes in Mexico on the sale or transfer of the notes if you are a foreign holder and the sale or transfer is made to another foreign holder.

               There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the notes. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the notes.

               Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal, premium, if any, or interest on the notes to, or sales or transfers of the notes by, foreign holders of the notes.

PLAN OF DISTRIBUTION

Distribution

               Mexico may offer the notes on a continuous basis through agents that have agreed to use their reasonable best efforts to solicit orders. The terms and conditions contained in the amended and restated selling agency agreement, dated December 1, 2003, will govern these selling efforts. The agents who have entered into this agreement with Mexico are listed on page S-4.

               Mexico will pay the agents a commission that will be negotiated at the time of sale. Generally, the commission will take the form of a discount and will be based on the maturity of the notes offered.

               In addition to the agents listed on page S-4, Mexico may sell notes through other agents who execute the selling agency agreement. Mexico may also sell notes directly in those jurisdictions where it is authorized to do so. If Mexico sells notes directly to investors, no commission or discount will be paid. The pricing supplement for each series of notes will specify the agents and their commission.

               Mexico has the right to accept orders or reject proposed purchases in whole or in part. The agents also have the right, using their reasonable discretion, to reject any proposed purchase of notes in whole or in part.

               Mexico may also sell notes to agents as principal, i.e., for their own accounts. These notes may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices. The pricing supplement relating to these notes will specify the purchase price paid by the agents and, if the notes are to be resold at a fixed public offering price, the initial public offering price and the underwriting discounts and commissions. The agents, acting as principals, will generally not have to purchase the notes unless certain conditions precedent are met. These notes may be sold to other dealers. The agents and dealers may allow concessions, which will be described in the pricing supplement. After the initial public offering of the notes, the public offering price, the concession and the discount may be changed.

               The notes may not have an established trading market when issued. The agents may make a market in the notes, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of notes, or that any of them will be sold.

               In order to facilitate the offering of the notes, the agents may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the notes than the agents have, creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the agents repurchase previously-distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

               Mexico may agree to reimburse the agents for certain expenses incurred in connection with the offering of the notes. The agents and their affiliates may engage in transactions with and perform services for Mexico in the ordinary course of business.

               Mexico has agreed to indemnify the agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents, whether acting as agent or principal, and any dealer that offers the notes, may be deemed to be an “underwriter” within the meaning of the Securities Act.

               A form of pricing supplement is attached as Annex A to this prospectus supplement.

Selling Restrictions

               Other than in the United States, neither Mexico nor the agents has taken any action required to permit a public offering of any notes or distribution of this prospectus supplement and the attached prospectus in any jurisdiction where action for that purpose is required. Neither Mexico nor the agents may offer or sell the notes or distribute or publish this prospectus supplement, the accompanying prospectus or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The agents have represented that all offers and sales by them will be made on the same terms. Each agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers notes or has in its possession or distributes this prospectus supplement, the attached prospectus, any applicable pricing supplement or any other offering material.

               Mexico and any agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The pricing supplement issued for each series of notes will set out any modification or addition.

               United States

               Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each agent or dealer will acknowledge that these securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

               In addition, each agent or dealer will represent and agree that:

•	it has not and will not offer or sell any of these non-SEC registered securities within the United States, except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

This paragraph uses terms defined in Regulation S under the Securities Act.

               Bearer notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. All bearer notes and coupons will include the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code, as amended.”

               United Kingdom

               Each agent has represented, warranted and agreed that: (i) in relation to any notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by Mexico; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such notes in, from or otherwise involving the United Kingdom.

               Japan

               The notes have not been and will not be registered under the Securities and Exchange Law of Japan, and each agent has represented and agreed that it has not and will not, without complying with the Securities and Exchange Law of Japan and any other applicable Japanese laws and regulations, offer or sell any notes: (a) in Japan or (b) to, or for the benefit of, any Japanese person, i.e., a Japanese resident or any corporation or other entity organized under the laws of Japan.

               Under the Foreign Exchange and Foreign Trade Control Law of Japan, Mexico is required to file a report in connection with the issuance or offering outside Japan of notes denominated or payable in Japanese yen with the Ministry of Finance of Japan within a limited period of time after the issuance of the notes. Each agent is required to provide any necessary information, excluding the names of clients, on these notes to Mexico so that Mexico may make any required reports to the Ministry of Finance of Japan.

               Germany

               The notes have not been and will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act of September 9, 1998, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

               France

               Each agent has represented and agreed that, in connection with its initial distribution of notes, it has not and will not (a) offer or sell any notes to the public in the Republic of France and (b) distribute to the public in the Republic of France this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes or use these materials in connection with any offer for subscription of the notes to the public in France.

               Mexico will not submit this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes to the French Commission des Operations de Bourse.

               Switzerland

               If Mexico issues any Swiss franc-denominated notes or any notes carrying a Swiss franc-related element, it will do so in compliance with the relevant regulations and guidelines of the Swiss National Bank. In particular, any such offering must be lead managed by or have as a dealer a Swiss bank or securities dealer or a Swiss branch of a foreign bank. Under current guidelines, this institution is required to provide offering information to the Swiss National Bank no later than the issue date for the notes.

               The Netherlands

               Each agent has represented and agreed that the notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in the Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

               Mexico

               Mexico may not publicly offer or sell the notes in Mexico. Mexico will register the securities with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. This registration does not certify that the securities are of investment quality or that the information contained in this prospectus or in any prospectus supplement is accurate or complete, nor does it attest to the creditworthiness of Mexico.

GLOSSARY

               “Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•	DTC book-entry notes and certificated notes denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•	Notes denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency;

•	Euro-denominated notes: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market;

•	Indexed notes: it is not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the place or places specified in the applicable pricing supplement; and

•	LIBOR notes: it is a London Banking Day.

               “Calculation Date” means the earlier of (a) the fifteenth calendar day after the applicable interest determination date or, if this date is not a Business Day, the next Business Day and (b) the second Business Day before the relevant interest payment date or date of maturity, redemption or repayment.

               “CD Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate published in H.15(519) under the heading “CDs (secondary market)” for negotiable U.S. dollar certificates of deposit with the applicable index maturity;

•	if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the CD Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “CDs (secondary market)” for negotiable U.S. dollar certificates of deposit with the applicable index maturity;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York to provide quotations of their secondary market offered rates, as of approximately 10:00 a.m., New York City time, on the interest determination date, for negotiable certificates of deposit of major U.S. money center banks of the then highest credit standing in the market with a remaining maturity closest to the applicable index maturity and in a denomination of $5,000,000; the CD Rate will be the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the CD Rate will be the CD Rate in effect on the interest determination date.

               “Commercial Paper Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the money market yield (calculated as described below) of the annual rate (quoted on a bank discount basis) published in H.15(519) under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, the Commercial Paper Rate will be the rate published in H.15 Daily Update for the interest determination date under the heading “Commercial paper—Nonfinancial” for commercial paper with the applicable indexed maturity;

•	if neither of the rates described above is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading dealers of commercial paper in The City of New York to provide quotations of their offered annual rates, as of approximately 11:00 a.m., New York City time, on the interest determination date, for commercial paper with the applicable index maturity placed for an industrial company whose bond rating is “AA” or the equivalent from a nationally recognized rating agency; the Commercial Paper Rate will be the money market yield of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Commercial Paper Rate will be the Commercial Paper Rate in effect on the interest determination date.

The money market yield of the rate or average of rates set forth above will be a yield, expressed as a percentage, calculated in accordance with the following formula:

D × 360
Money market yield =		× 100
360 - (D × M)

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

               “EURIBOR” means the rate determined by the calculation agent on the applicable interest determination date as follows:

•	the offered rate for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date as it appears on page 248 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for displaying offered rates for euro deposits in the Euro-zone interbank market) (“Moneyline Telerate Page 248”) at approximately 11:00 a.m. Brussels time on the interest determination date;

•	if the rate described above does not appear on Moneyline Telerate Page 248, EURIBOR will be the rate (or if more than one such rate appears, the arithmetic mean of the offered rates) for deposits in euro with the applicable index maturity beginning on the second Business Day after the interest determination date which appears on the “EURIBOR01” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) at approximately 11:00 a.m., Brussels time, on the interest determination date;

•	if neither rate described above appears, the calculation agent will select, with Mexico’s approval, four major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations of their offered rates to prime banks in the Euro-zone interbank market for deposits in euro with the applicable index maturity in an amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least two of these quotations, then EURIBOR will be their arithmetic mean;

•	if fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in the Euro-zone interbank market to provide, at approximately 11:00 a.m., Brussels time, on the interest determination date, quotations for their offered rates for loans in euro to leading European banks with the applicable index maturity and a principal amount of at least €1,000,000 and that is representative of a single transaction in the market for delivery on the interest reset date. If the calculation agent receives at least three of these quotations, EURIBOR will be the arithmetic mean of these rates;

•	if fewer than three banks provide quotations as described above, EURIBOR will be EURIBOR in effect on the interest determination date.

               “Euro-zone” means the region comprised of Member States of the European Union that adopt the euro in accordance with the Treaty of Rome, as amended by the Treaty on European Union.

               “Federal Funds Rate” means the rate determined by the calculation agent as of the applicable interest determination date as follows:

•	the rate for overnight federal funds as it appears on page 120 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for purpose of displaying rates for U.S. overnight federal funds) under the heading “FED FUNDS EFFECTIVE”;

•	if the rate described above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Federal Funds Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “Federal funds (effective)”;

•	if neither of the rates described above appears or is published by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading brokers of federal funds transactions in The City of New York to provide quotations of their rates, at approximately 9:00 a.m., New York City time, on the interest determination date, for the last transaction that they arranged of not less than $5,000,000 in overnight federal funds; the Federal Funds Rate will be the arithmetic mean of these rates;

•	if fewer than three brokers provide quotations as described above, the Federal Funds Rate will be the Federal Funds Rate in effect on the interest determination date.

               “H.15 Daily Update” means the “Statistical Release H.15 Daily Update, Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/ H15/update/.

               “H.15(519)” means the “Statistical Release H.15(519), Selected Interest Rates” or any successor publication of the Board of Governors of the Federal Reserve System, currently available on the world wide web at: http://www.federalreserve.gov/releases/H15/.

               “LIBOR” means either of the following rates determined by the calculation agent on the applicable interest determination date as follows:

•	if LIBOR Moneyline Telerate is specified in the applicable pricing supplement, the offered rate for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as it appears on page 3750 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for purpose of displaying London interbank offered rates of major banks) (“Moneyline Telerate Page 3750”) at approximately 11:00 a.m., London time, on the interest determination date;

OR

•	if LIBOR Reuters is specified in the applicable pricing supplement, the arithmetic mean of the offered rates for deposits in U.S. dollars with the applicable index maturity beginning on the second London Banking Day after the interest determination date as those rates appear on the “LIBO” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) (the “Reuters Screen LIBO Page”) at approximately 11:00 a.m., London time, on the interest determination date, but only if at least two offered rates appear on that page.

If the pricing supplement does not specify which of these two sources should be used in determining LIBOR, then the calculation agent will refer to the Moneyline Telerate Page 3750.

•	If the source specified in the pricing supplement is not available and the other source described above is available, the calculation agent will refer to the available source.

•	If no rate appears on Moneyline Telerate Page 3750 and fewer than two offered rates appear on the Reuters Screen LIBO Page on the interest determination date, the calculation agent will select, with Mexico’s approval, four major banks in the London interbank market to provide, at approximately 11:00 a.m., London time, on the interest determination date, quotations of their offered rates to prime banks in the London interbank market for deposits in U.S. dollars with the applicable index maturity in an amount of at least $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least two of these quotations, then LIBOR will be their arithmetic mean.

•	If fewer than two banks provide quotations as described above, the calculation agent will select, with Mexico’s approval, three major banks in The City of New York to provide, at approximately 11:00 a.m., New York City time, on the interest determination date, quotations for their offered rates for loans in U.S. dollars to leading European banks with the applicable index maturity and a principal amount of at least $1,000,000 and that is representative of a single transaction in the market for delivery on the second London Banking Day after the interest determination date. If the calculation agent receives at least three of these quotations, LIBOR will be the arithmetic mean of these rates;

•	If fewer than three banks provide quotations as described above, LIBOR will be LIBOR in effect on the interest determination date.

               “London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

               “Treasury Rate” means the rate for direct obligations of the United States, i.e., Treasury bills, having the applicable index maturity determined by the calculation agent for the auction held on the applicable interest determination date as follows:

•	the treasury rate as it appears on page 56, in the case of notes having a three-month index maturity, or page 57, on the case of notes having six-month index maturity, of Moneyline Telerate (or replacement or successor pages on that service or a successor service for the purpose of displaying the rate for U.S. Treasury bills) under the heading “INVESTMENT RATE”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the rate as published in H.15 Daily Update for the interest determination date under the heading “U.S. government securities—Treasury bills—Auction high”;

•	if neither of the rates described above appears or is published by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the “Investment Rate,” expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, as announced by the U.S. Department of the Treasury for the auction held on the interest determination date, currently available on the world wide web at: http://www.publicdebt.treas.gov/ AI/OFBills;

•	if the U.S. Department of the Treasury does not publish or report the rate described above by 3:00 p.m., New York City time, on the Calculation Date, or if no auction is held on the interest determination date, then the Treasury Rate will be the rate for the applicable interest determination date for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity, expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, as published in H.15(519), under the heading “U.S. government securities—Treasury bills (secondary market)”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the Treasury Rate will be the rate for the applicable interest determination date for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity, as published in H.15 Daily Update or another recognized electronic source used for the purpose of displaying such rate, under the heading “U.S. government securities—Treasury bills (secondary market)”;

•	if the rate described immediately above does not appear by 3:00 p.m., New York City time, on the Calculation Date, then the calculation agent will select, with Mexico’s approval, three leading primary U.S. government securities dealers to provide quotations of their secondary market bid rates, at approximately 3:30 p.m., New York City time, on the interest determination date, for the issue of Treasury bills with a remaining maturity closest to the applicable index maturity. The Treasury Rate will be the yield to maturity, expressed as a bond equivalent yield on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, of the arithmetic mean of these rates;

•	if fewer than three dealers provide quotations as described above, the Treasury Rate will be the Treasury Rate in effect on the interest determination date.

ANNEX A

[FORM OF PRICING SUPPLEMENT]

PRICING SUPPLEMENT
(To prospectus dated December 1, 2003 and
prospectus supplement dated December 1, 2003)

United Mexican States

Global Medium-Term Notes, Series A
Due Nine Months or More from Date of Issue

[TITLE OF ISSUE]

[Issue Price: [     ]]

The notes will mature on [MATURITY DATE]. The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

Application has been made to list the notes on the Luxembourg Stock Exchange.

          [Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.]

	Price to	Discounts and	Proceeds, before
	Public	Commissions	expenses, to Mexico

Per Note	[ ] %	[ ] %	[ ] %
Total	[ ]	[ ]	[ ]

Purchasers of the notes will also be required to pay accrued interest from [ISSUE DATE] if the notes are delivered after that date.

[PURCHASERS] expect to deliver the notes to investors on or about [CLOSING DATE].

[PURCHASERS]

[DATE]

ABOUT THIS PRICING SUPPLEMENT

               This pricing supplement supplements the accompanying prospectus supplement dated December 1, 2003, relating to Mexico’s $40,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 1, 2003, relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

               You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

               Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES

               Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1 dated as of November 28, 1995 and by Amendment No. 2 dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:		[ ]

Issue Price:		[ ]%

Original Issue Date:		[ ]

Maturity Date:		[ ]

Specified Currency:		[ ]

Authorized Denominations:		[ ]

Form:		[ ]

Interest Rate:		[Floating/[ ]% per annum]

Interest Payment Dates:		[ ]

Regular Record Dates:		[ ]

Floating Rate Notes:

Base Rate:		___ CD Rate	___ Commercial Paper Rate
		___ Federal Funds Rate	___ LIBOR*
		___ Treasury Rate	___ EURIBOR
___ Other

	*	___ LIBOR Moneyline	___ LIBOR Reuters
Telerate

Index Maturity:		[ ]

Initial Interest Rate:		[ ]

Spread (+/-) or Spread Multiplier:		[ ]

Interest Reset Dates:	[ ]

Interest Determination Dates:	[ ]

Maximum Interest Rate:	[Specify] [None; provided, however, that in no event will
the interest rate be higher than the maximum
rate permitted by New York law, as modified by United
States law of general application]

Minimum Interest Rate:	[ ]

Optional Redemption:	_____ Yes	_____ No

[Initial Redemption Date:]	[ ]

Optional Repayment:	_____ Yes	_____ No

Indexed Note:	_____ Yes	_____ No

Foreign Currency Note:	_____ Yes	_____ No

Purchasers:	[ ]

Purchase Price:	[ ]%

[Net Proceeds, after Expenses, to Mexico:]	[ ]

Closing Date:	[ ]

Method of Payment:	[ ]

Listing:	[Application has been made to list the notes on the
Luxembourg Stock Exchange]

Securities Codes:

CUSIP:	[ ]

ISIN:	[ ]

Common Code:	[ ]

Fiscal Agent:	[Citibank, N.A.]

[London Paying Agent:	Citibank, N.A.]

[Luxembourg Paying Agent:	Kredietbank S.A. Luxembourgeoise]

[Calculation Agent:	Citibank, N.A.]

[Exchange Rate Agent:	Citibank, N.A.]

[Transfer Agent:	Citibank, N.A.]

Further Issues:	Mexico may from time to time, without the consent of
existing holders, create and issue further notes
having the same terms and conditions as the notes
being offered hereby in all respects, except for the
issue date, issue price and, if applicable, the
first payment of interest thereon. Additional notes
issued in this manner will be consolidated with, and
will form a single series with, the previously
outstanding notes.

Payment of Principal and Interest:	[ ]

Governing Law:	New York, except that all matters governing
authorization and execution of the notes by Mexico
will be governed by the law of Mexico.

Further Information:	[ ]

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

               The information included in this section supplements the information about Mexico corresponding to the headings below that is incorporated by reference in the accompanying prospectus dated December 1, 2003. To the extent that the information included in this section differs from the information incorporated by reference in the prospectus, you should rely on the information in this section.

[Add any additional disclosure, if applicable.]

PLAN OF DISTRIBUTION

[Describe distribution arrangements.]

PROSPECTUS

United Mexican States

Debt Securities
and
Warrants

               Mexico may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Mexico may sell securities having an aggregate initial offering price of up to $6,579,164,415 in the United States. The securities will be direct, general and unconditional external indebtedness of Mexico and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated public external indebtedness of Mexico.

               The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Mexico’s public external indebtedness issued prior to March 2003, Mexico may amend the payment provisions of the debt securities with the consent of the holders of 75% of the aggregate principal amount of the outstanding debt securities.

               Mexico may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

_____________________

               You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

_____________________

               Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________

December 1, 2003

ABOUT THIS PROSPECTUS

               This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.

FORWARD-LOOKING STATEMENTS

               The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement or pricing supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

DATA DISSEMINATION

               Mexico is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar”. For Mexico, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/ web/sddscountrycategorylist/?strcode=MEX.

USE OF PROCEEDS

               Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government.

DESCRIPTION OF THE SECURITIES

Debt Securities

          Mexico will issue the debt securities under a fiscal agency agreement, dated September 1, 1992, between Mexico and Citibank, N.A., as fiscal agent. This agreement was amended on November 28, 1995 and March 3, 2003. Mexico has filed or will file the fiscal agency agreement and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the fiscal agency agreement and the forms of debt securities before making your investment decision.

               General

               The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered or bearer);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;

•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the fiscal agency agreement.

               Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Mexico will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplements for these offerings.

               Mexico is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain different terms from those included in the fiscal agency agreement and described in this prospectus.

               Status

               The debt securities will be the direct, general and unconditional external indebtedness of Mexico. They will rank equal in right of payment among themselves and with all of Mexico’s existing and future unsecured and unsubordinated public external indebtedness, as defined under “—Negative Pledge” below. Mexico has pledged its full faith and credit to make all payments on the debt securities when due.

               Payment of Principal and Interest

               Mexico will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

               Mexico will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Mexico may make such payments by wire transfer or by check mailed to the holders at their registered addresses.

               If any money that Mexico pays to the fiscal agent to make payments on the debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the fiscal agent will repay the money to Mexico on Mexico’s written request. After any such repayment, the fiscal agent will not be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected. Claims against Mexico for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

               Form and Denominations

               Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

               Redemption, Repurchase and Early Repayment

               Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder. Nevertheless, Mexico may at any time repurchase the debt securities at any price in the open market or otherwise. Mexico may hold or resell debt securities it purchases or may surrender them to the fiscal agent for cancellation.

               Negative Pledge

               Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

               A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

               “Public external indebtedness” means any indebtedness that:

•	is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•	arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933 are considered tradeable on a securities market for purposes of clause (a).

               However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•	security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•	security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico), and (b) does not exceed an aggregate outstanding principal amount of $29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

               Default and Acceleration of Maturity

               Each of the following are events of default under any series of debt securities:

(a)	Mexico fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

(b)	Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any debt security of the series requiring Mexico to remedy the failure;

(c)	Mexico’s creditors accelerate an aggregate principal amount of more than $10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

(d)	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than $10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after the fiscal agent receives written notice from the holder of any debt security of that series requiring Mexico to remedy the failure; or

(e)	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

               If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series outstanding (as defined below) may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately.

               Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of the affected series will become immediately due and payable on the date Mexico receives written notice of the declaration, unless Mexico has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

               Meetings, Amendments and Waivers

               Mexico may call a meeting of the holders of debt securities of a series at any time regarding the fiscal agency agreement or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

               In addition, the fiscal agent will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

               Only holders and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the outstanding principal amount of the debt securities of a series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. The fiscal agent will set the procedures governing the conduct of the meeting.

               Mexico, the fiscal agent and the holders may generally modify or take action with respect to the fiscal agency agreement or the terms of the debt securities of a series:

•	with the affirmative vote of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities of a series that are represented at a meeting; or

•	with the written consent of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities of that series.

However, the holders of not less than 75% of the outstanding principal amount of the debt securities of a series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities that would:

•	change the due dates for the payment of principal of, premium or interest on the debt securities of that series;

•	reduce any amounts payable on the debt securities of that series;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities of that series;

•	change the payment currency or places of payment for the debt securities of that series;

•	permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the debt securities of that series whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities of that series) or the terms and conditions of the debt securities of that series or to take any other action with respect to the debt securities of that series or change the definition of “outstanding” with respect to the debt securities of that series;

•	change Mexico’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities of that series;

•	change the courts to the jurisdiction of which Mexico has submitted, Mexico’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or Mexico’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the status of the debt securities of that series, as described under “—Status.”

               We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

               Mexico and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;

•	surrendering any of Mexico’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change which (a) is not inconsistent with the debt securities of the series and (b) does not adversely affect the interest of any holder of debt securities of the series in any material respect.

               For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by Mexico or any public sector instrumentality of Mexico will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco de México, any department, ministry or agency of the federal government of Mexico or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Mexico or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Warrants

               If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

               Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

               DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

               Mexico may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

               When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear and Clearstream, Luxembourg in Europe.

               Clearing systems process the clearance and settlement of book-entry notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

               Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

               Ownership of Book-Entry Securities

               If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

               When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the fiscal agent.

               As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

               Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

               The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

               It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

               When book-entry notes are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

               A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

               When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	in the case of a global security deposited with or on behalf of DTC, DTC is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Mexico does not appoint a successor depositary within 90 days after DTC notifies Mexico or Mexico becomes aware of this situation;

•	in the case of a global security deposited directly with, or with a common depositary for, Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg is closed for a continuous period of 14 days other than by reason of holidays or announces an intention to cease business permanently; or

•	Mexico elects not to have the securities of a series represented by a global security or securities.

               In any of these cases, you will be entitled to have registered in your name, if the global security was in registered form, and have physically delivered to you, securities in certificated form equal to the amount of book-entry securities you own. If Mexico issues certificated securities, they will have the same terms and authorized denominations as the global security.

               You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent in The City of New York, or, if applicable, at the office of the Luxembourg transfer agent, according to the procedures in the fiscal agency agreement. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Mexico, the fiscal agent and any other agent of Mexico may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

               If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent or, if applicable, the Luxembourg transfer agent. Mexico and the fiscal agent may require you to sign an indemnity under which you agree to pay Mexico, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Mexico and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Mexico nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, Mexico will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

               Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico has appointed its Consul General in New York as its authorized agent for service of process in any action based on the securities or the fiscal agency agreement which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the fiscal agent have irrevocably submitted to the jurisdiction of these courts and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

               Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the Immunities Act. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the Immunities Act.

               Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against the property of Mexico.

Governing Law

               The fiscal agency agreement and the securities are governed by and interpreted in accordance with the law of the State of New York, except that all matters governing Mexico’s authorization and execution of the fiscal agency agreement or the securities will be governed by the law of Mexico.

PLAN OF DISTRIBUTION

Terms of Sale

               Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

               Mexico may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Mexico in the ordinary course of business.

               Mexico will register the securities with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. This registration does not certify that the securities are of investment quality or that the information contained in this prospectus or in any prospectus supplement is accurate or complete, nor does it attest to the creditworthiness of Mexico. Mexico may not publicly offer or sell the securities in Mexico unless it so specifies in the applicable prospectus supplement.

Method of Sale

               Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

               If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

               Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

               Mexico may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

               Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

               Mexico will generally not register the securities that it will offer and sell outside the United States under the Securities Act. Thus, subject to certain exceptions, Mexico cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Mexico offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

               Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of Andrés Conesa Labastida, Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of Mexico, or his successor.

VALIDITY OF THE SECURITIES

               The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Mexico:

•	as to all matters of Mexican law, the Fiscal Attorney of the Federation of Mexico or the Deputy Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•	as to all matters of U.S. law, Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Mexico.

•	For the underwriters, if any:

•	as to all matters of U.S. law, Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Mexican law:

•	Cleary, Gottlieb, Steen & Hamilton may rely on the opinion of the Fiscal Attorney or the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and

•	Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters, may rely on the opinions of the Fiscal Attorney or the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters.

As to all matters of U.S. law:

•	the Fiscal Attorney or the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary, Gottlieb, Steen & Hamilton; and

•	Ritch, Heather y Mueller, S.C., or any other Mexican counsel to the underwriters, may rely on the opinion of Sullivan & Cromwell LLP, or any other U.S. counsel to the underwriters.

               The Fiscal Attorney has given an opinion concerning all statements in this prospectus relating to matters of Mexican law, and Mexico has made such statements in reliance on the authority of the Fiscal Attorney.

AUTHORIZED REPRESENTATIVE

               The Authorized Representative of Mexico in the United States is Edmundo González Herrera, Financial Representative—New York Office, Banco Nacional de Comercio Exterior, S.N.C., 375 Park Avenue, Suite 1905, New York, New York 10152.

WHERE YOU CAN FIND MORE INFORMATION

               This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

               Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

               Please call the SEC at 1-800-SEC-0330 for further information.

               The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2002, as filed with the SEC on October 20, 2003; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the securities are sold.

               Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Secretaria de Hacienda y Crédito Público
Unidad de Crédito Público
Palacio Nacional
Patio Central, 3er Piso
Oficina 3010
Colonia Centro
Mexico, D.F. 06000
telephone: 52-55-9158-1153
facsimile: 52-55-9158-1156

               As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, this prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg. Mexico has initially appointed Kredietbank S.A. Luxembourgeoise as its Luxembourg paying agent.

               As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er piso
Oficina 3010
Colonia Centro
06000 México, D.F.

FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT

Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 111 Wall Street, 5th Floor New York, New York 10043	Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Heather y Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.